July 22, 2005

Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Via Facsimile Transmittal (202 772-9209), by USPS regular mail and via Edgar
Re:	AmeriVest Properties Inc.
Form 10K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-14462
Letter dated July 13, 2005

Dear Mr. Flinn:

This letter is in response to your letter of July 13, 2005 regarding the disclosure by AmeriVest Properties Inc. (“AmeriVest” or the “Company”) of same store net operating income.  Based on our review of your initial correspondence and as recommended in the above-referenced letter, it is the Company’s intent for all future Form 10-K or Form 10-Q filings with the Securities and Exchange Commission to exclude any discussion of same store net operating income in Management’s Discussion and Analysis or elsewhere within the document.  Any non-GAAP measures on a consolidated basis will be reconciled to an appropriate GAAP measure and will include discussion of how management uses this information and why this information might be useful to a current or potential investor.  “Same store” versus consolidated results will be analyzed within the revenue and expense sections of the MD&A only and include such discussion.

We appreciate your timely response to our initial reply and your succinct guidance regarding the issue reviewed.  Please do not hesitate to call with any further questions.  It was a pleasure working with you.

Sincerely,

/s/ KATHRYN L. HALE

Kathryn L. Hale
Chief Financial Officer
AmeriVest Properties Inc.